VIA FEDERAL EXPRESS	April 18, 2007

ATTORNEYS AT LAW

100 NORTH TAMPA STREET, SUITE 2700

TAMPA, FL 33602-5810

P.O. BOX 3391

TAMPA, FL 33601-3391

813.229.2300 TEL

813.221.4210 FAX

www.foley.com

WRITER’S DIRECT LINE

813.225.4177

ctlong@foley.com EMAIL

CLIENT/MATTER NUMBER

055198-0104

Mr. Tim Buchmiller, Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Mail Stop 6010

Dear Mr. Buchmiller:

On behalf of Veri-Tek International, Corp. (the “Company”), the following are the Company’s responses to the Staff’s letter of March 26, 2007 containing the Staff’s comments regarding Amendment No. 1 to Form S-3 (the “Registration Statement”) filed with the Commission on February 15, 2007 (SEC File No. 333-139576). For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

Amendment 1 to Form S-3 Filed on February 15, 2007

Incorporation of Certain Documents by Reference, page 16

Form 10-K for the Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data, page 30

General

1.	Please amend your 2005 Form 10-K and your September 30, 2006 Form 10-Q to incorporate your responses to prior comments 4, 6-7, 9-13, and 15-22 contained in your response letter dated February 15, 2007 and response to prior comments 1-5 and 7 contained in your response letter dated March 16, 2007. We may have further comments once you have amended these filings.

Response:

The Company acknowledges this comment and intends to file the above-referenced amended reports as soon as reasonably practicable following the resolution to the Staff’s satisfaction of comment number two contained herein.

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. Tim Buchmiller

April 18, 2007

Statement of Operations, page 33

2.	Please refer to prior comment 6 from our comment letter dated February 28, 2007. We note that as of December 31, 2004 that there was substantial doubt as to whether the customer would ever accept delivery and pay for the machines covered by the purchase order. As such, you recorded a bad debt reserve of $1,565,000. Please explain to us why you recognized $168,582 of additional revenue relating to a sale for which there was substantial doubt regarding collectibility.

Response:

The Company’s response regarding recording a reserve of $168,582 relating to the purchase order that was the subject of prior comment six was in error. The $168,582 reserve related to two other customer orders, as described below.

1. With respect to the first customer, the Company reserved $68,582 when the customer filed for bankruptcy under Chapter 11. The reserve was recorded subsequent to the recognition of $1,588,193 in revenues for this customer order during 2004 & 2005.

2. With respect to the second customer, the Company reserved $100,000 against $992,971 in revenues recognized in 2005 from such customer due to a disagreement with the customer as to whether the Company’s product met certain specifications. Based on such disagreement, the Company believed that it would not collect a portion of the revenues from such contract.

Form 8-K Filed on July 10, 2006 as Amended on September 19, 2006

General

3.	Please amend this filing to incorporate your responses to comments 23, 24, 25, 28, and 29 contained in your correspondence dated February 15, 2007 and responses to comments 8-9 contained in your correspondence dated March 16, 2007. We may have further comments after review of your amended filing.

Response:

The Company acknowledges this comment and intends to file the above-referenced amended current report on Form 8-K as soon as reasonably practicable following the resolution to the Staff’s satisfaction of comment number two above.

Very truly yours,

/s/ CAROLYN T. LONG

Carolyn T. Long

cc:	David Langevin, Chief Executive Officer
Andrew Rooke, Chief Operating Officer
David Gransee, Chief Financial Officer